EXHIBIT H- 1
             Form of Notice of Proposed Transactions

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-     ; 70-     )

Filings Under the Public Utility Holding Company Act of 1935
("Act")

ENTERGY MISSISSIPPI, INC. ("COMPANY")

NOTICE OF PROPOSAL (A) TO ISSUE AND SELL UP TO (i) $540 MILLION OF THE COMPANY'S FIRST MORTGAGE BONDS ("BONDS") AND/OR THE COMPANY'S DEBENTURES ("DEBENTURES"); (ii) $50 MILLION OF (a) PREFERRED SECURITIES OF A SUBSIDIARY OF THE COMPANY ("ENTITY INTERESTS") AND/OR (b) THE COMPANY'S PREFERRED STOCK; (iii) $46 MILLION OF TAX-EXEMPT BONDS TO BE ISSUED BY THE APPROPRIATE GOVERNMENTAL AUTHORITY, INCLUDING THE PLEDGE OF THE COMPANY'S BONDS UP TO $52 MILLION AS SECURITY; AND (iv) $100 MILLION OF MUNICIPAL SECURITIES ISSUED BY THE APPROPRIATE MUNICIPAL ENTITY, AND (B) TO ACQUIRE CERTAIN OUTSTANDING TAX-EXEMPT BONDS ISSUED FOR THE BENEFIT OF THE COMPANY

October __, 2000

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's

Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by October _, 2000 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the

address(es) specified below. Proof of service (by affidavit or,

in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify

specifically the issues of fact or law that are disputed. A

person who so requests will be notified of any hearing, if

ordered, and will receive a copy of any notice or order issued in the matter. After said date, the application(s) and/or

declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

     Entergy Mississippi, Inc. ("EMI"), 308 East Pearl Street,

Jackson, Mississippi 39201, an electric utility subsidiary of

Entergy Corporation, a registered holding company, has filed an application-declaration pursuant to Sections 6(a), 7, 9(a), 10,

12(b), 12(c), 12(d) and 12(e) of the Act and Rules 23, 24, 42,

44, 62 and 65 thereunder.

     EMI seeks authorization to issue and sell not more than

$540,000,000 principal amount of (a) its first mortgage bonds

("Bonds") and/or (b) its debentures ("Debentures"), issued in one or more new series from time to time no later than December 31,

2005. Each series of Bonds and/or each series of Debentures will be sold at such price, will bear interest at such rate, either fixed or adjustable, and will mature on such date (not more than

50 years from the first day of the month of issuance) as will be determined at the time of sale. No series of Bonds or Debentures will be sold if the interest rate thereon would exceed 15% per annum. The price, exclusive of accrued interest, to be paid for each series of Bonds and/or Debentures sold at competitive

bidding will be within a range of 95% to 105% of the principal amount of such series. One or more series of Bonds and/or

Debentures may include provisions for redemption or retirement prior to maturity, including restrictions on optional redemption for a given number of years. EMI may provide an insurance policy for the payment of the principal, premium, if any, interest and purchase obligations in connection with one or more series of its

Bonds and/or Debentures.

     EMI further proposes to issue and sell, from time to time

not later than December 31, 2005, (a) one or more new series of the preferred securities of a subsidiary of EMI ("Entity

Interests") and/or (b) one or more new series of its preferred stock (the "Preferred"), in a combined aggregate amount not to exceed $50,000,000. Each series of Entity Interests will have a stated per share liquidation preference and will be sold at such price and will be entitled to receive distributions at such rate,

either fixed or adjustable, on such periodic basis as will be determined, along with the maturity (not more than 50 years from the first day of the month of issuance), at the time of sale. The price to be paid for any series of Preferred to be sold at

competitive bidding will be not less than par or stated value and not more than 105% thereof per share plus accumulated dividends,

if any. The price to be paid for any series of Entity Interests to be sold at competitive bidding will be within a range of from

95% to 105% of the stated value thereof. No series of Preferred or Entity Interests would be sold if the dividend or distribution rate thereon would exceed 15% per annum. One or more series of

Entity Interests may include provisions for redemption or

retirement prior to maturity, including restrictions on optional redemption for a given number of years. EMI may issue one or more series of subordinated debentures ("Entity Subordinated

Debentures") to the issuer of the Entity Interests.  The

aggregate principal amount of the Entity Subordinated Debentures is not included in the aggregate principal amount of Bonds and/or

Debentures requested above, but would not exceed the aggregate stated amount of the Entity Interests (together with EMI's equity contribution relating thereto) to which such Entity Subordinated

Debentures relate. The price, exclusive of accumulated dividends,

and the dividend rate for each series of Preferred will be

determined at the time of sale. EMI may determine that the terms of the Preferred should provide for an adjustable dividend rate thereon to be determined on a periodic basis, subject to

specified maximum and minimum rates, rather than a fixed dividend rate. The terms of one or more series of the Preferred may

include provisions for redemption, including restrictions on optional redemption, and/or a sinking fund designed to redeem all outstanding shares of such series not later than fifty years after the date of original issuance. Depending upon market

conditions, EMI may sell one or more series of Preferred to

underwriters for deposit with a bank or trust company

("Depositary"). The underwriters would then receive from the

Depositary and deliver to the repurchasers in the subsequent public offering shares of depositary preferred stock ("Depositary

Preferred"), each representing a stated fraction of a share of the new series of Preferred. Depositary Preferred would be

evidenced by depositary receipts. Each owner of Depositary

Preferred would be entitled proportionally to all the rights and preferences of the series of Preferred (including dividends,

redemption and voting). A holder of Depositary Preferred will be entitled to surrender Depositary Preferred to the Depositary and receive the number of whole shares of Preferred represented

thereby. A holder of Preferred will be entitled to surrender shares of Preferred to the Depositary and receive a proportional amount of Depositary Preferred.

     EMI may determine to amend its Restated Articles of

Incorporation, as amended ("Articles"), to establish a new class of preferred stock having no par value or a nominal par value. It is expected that such class would rank pari passu with EMI's existing class of preferred stock and would be identical with such class, except as to par value, variations among series, and voting entitlement in certain cases. In connection with any such amendment to the Articles, certain other amendments to the

Articles unrelated to the new class of preferred stock,

including, but not limited to, an amendment to increase the

number of authorized shares of EMI's existing class of preferred stock and/or amendments to clarify certain provisions with

respect to issuance of preferred stock with market based dividend rates and varying dividend payment periods, may also be adopted.

Approval of outstanding stockholders of EMI would be required to effect such an amendment to the Articles. In connection with such an amendment, EMI would thus solicit proxies from holders of its outstanding Preferred and seek the consent of Entergy

Corporation, the sole holder of its common stock.

     EMI proposes to use the net proceeds derived from the

issuance and sale of Bonds and/or the Debentures and/or the

Entity Interests and/or the Preferred for general corporate

purposes, including, but not limited to, the conduct of its

business as an electric utility, the repayment of outstanding securities when due and/or the possible redemption, acquisition,

or refunding of certain outstanding securities prior to their stated maturity or due date.

     EMI states that it presently contemplates selling the Bonds,

the Debentures, the Entity Interests and the Preferred by

competitive bidding, negotiated public offering or private

placement.

     EMI also proposes to enter into arrangements to finance on a tax-exempt basis certain solid waste, sewage disposal and/or pollution control facilities ("Facilities"). EMI proposes, from time to time through December 31, 2005, to enter into one or more leases, subleases, installment sale agreements, refunding

agreements or other agreements and/or supplements and/or

amendments thereto (each and all of the foregoing being referred to herein as the "Agreement") with one or more issuing

governmental authorities (individually and collectively being referred to herein as the "Authority"), pursuant to which the

Authority may issue one or more series of tax-exempt revenue bonds ("Tax-Exempt Bonds") in an aggregate principal amount not to exceed $46,000,000. The net proceeds from the sale of

Tax-Exempt Bonds will be deposited by the Authority with the trustee ("Trustee") under one or more indentures ("Indenture")

and will be applied by the Trustee to reimburse the Company for,

or to permanently finance or refinance on a tax-exempt basis, the costs of the acquisition, construction, installation or equipping of the Facilities.

     EMI further proposes, under the Agreement, to purchase,

acquire, construct and install the Facilities unless the

Facilities are already in operation. Pursuant to the Agreement,

EMI will be obligated to make payments sufficient to pay the principal or redemption price of, the premium, if any, and the interest on Tax-Exempt Bonds as the same become due and payable.

Under the Agreement, EMI will also be obligated to pay certain fees incurred in the transactions.

     The price to be paid to the Authority for each series of

Tax-Exempt Bonds and the interest rate applicable thereto will be determined at the time of sale. No series of Tax-Exempt Bonds would be sold if the fixed interest rate or initial adjustable interest rate thereon would exceed 13% per annum, or if

subsequent interest rates for adjustable interest rate Tax-Exempt

Bonds would exceed 13% per annum. The Agreement and the Indenture will provide for either a fixed interest rate or an adjustable interest rate for each series of the Tax-Exempt Bonds. The Tax-

Exempt Bonds will mature not earlier than one year nor later than

50 years from the date of issuance. Each series may be subject to optional and mandatory redemption and/or a mandatory cash sinking fund under which stated portions of such series would be retired at stated times.

     In order to obtain a more favorable rating and thereby

improve the marketability of the Tax-Exempt Bonds, EMI may (1)

arrange for one or more letters of credit from one or more banks

(collectively, "Bank") in favor of the Trustee (in connection therewith, EMI may enter into a Reimbursement Agreement pursuant to which EMI would agree to reimburse the Bank for amounts drawn under the letters of credit and to pay commitment and/or letter of credit fees), (2) provide an insurance policy for the payment of the principal, premium, if any, interest and purchase

obligations in connection with one or more series of Tax-Exempt

Bonds, or (3) obtain authentication of one or more new series of

Bonds ("Collateral Bonds") to be issued under EMI's General and

Refunding Mortgage on the basis of unfunded net property

additions and/or previously retired First Mortgage Bonds or

General and Refunding Mortgage Bonds and delivered and pledged to the Trustee and/or the Bank to evidence and secure EMI's

obligations under the Agreement and/or the Reimbursement

Agreement. In addition, EMI may grant to the Authority, the Bank or the Trustee a lien, subordinate to the lien of EMI's General and Refunding Mortgage, on the Facilities.

     EMI also proposes to enter into arrangements for the

issuance of up to $100,000,000 aggregate principal amount of

Municipal Securities.  EMI proposes from time to time through

December 31, 2005 to enter into one or more agreements, either directly or through an affiliate of EMI, with such governmental authority as may be authorized by state or local law

(collectively referred to herein as the "Municipal Entity"),

whereby the Municipal Entity will issue securities to the public on behalf of EMI or will loan money to EMI through a bank, an affiliate of EMI, or other person, where the proceeds of such financing will be used to pay certain of EMI's costs.  EMI will enter into such arrangements to benefit from certain tax

exemptions offered by a state or local taxing authority.  Certain purchasers of Municipal Securities may benefit from state or local income tax exemptions on interest they receive from the

Municipal Securities

     In addition to any acquisitions, retirements or redemptions of its outstanding securities that may be effected by the Company pursuant to the exemptions set forth in Rule 42 under the Act or other rules or Orders of the Commission in effect from time to time, EMI proposes to use the proceeds from the sale of the

Bonds, Debentures, Entity Interests, Preferred and/or Tax-Exempt

Bonds, together with other available funds to acquire, through tender offers or otherwise, at any time, or from time to time,

through December 31, 2005, in whole or in part, prior to their respective maturities, one or more series of outstanding Tax-

Exempt Bonds issued for the benefit of EMI.

     For the Commission, by the Division of Investment

Management, pursuant to delegated authority.

                              Jonathan G. Katz
                              Secretary